Management’s Discussion and Analysis
For the three and nine months ended September 30, 2008

This Management’s Discussion and Analysis ("MD&A"), dated November 12, 2008, should be read in conjunction with the MD&A and annual consolidated financial statements, and notes relating thereto, of Gammon Gold Inc. ("the Company") for the year ended December 31, 2007, and the unaudited interim consolidated financial statements for the period ended September 30, 2008. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All results are presented in United States dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document. The first, second, third and fourth quarters of the Company’s fiscal year are referred to as "Q1", "Q2", "Q3" and "Q4", respectively.

Gammon Gold Inc. is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties in Mexico. The Company’s common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the New York Stock Exchange (NYSE:GRS). The Company owns and operates the Ocampo mine in Chihuahua State and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State. Further details on Gammon Gold Inc. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.gammongold.com.

Current Market Conditions

The global financial markets are currently experiencing an unprecedented downturn that is negatively impacting nearly all businesses, including gold and silver mining operations. Some of the key effects that are directly impacting the Company are the higher costs and availability of funding, currency devaluations, and extreme volatility in global equity, commodity, foreign exchange and precious metals markets.

Gold and Silver Prices

During the third quarter, the gold price traded in the range of $737 and $988 per ounce, an almost unprecedented $251 per ounce range. The average closing price of $870 represented a decrease of 3% over the previous quarter. In the fourth quarter, gold continues to be influenced by low interest rates, volatility in the credit and financial markets and the strengthening of the US dollar. The Company believes that the strengthening of the US dollar is short-term oriented as the market is focusing on the deflationary aspects of the global collapse. The Company is of the view that once the global economies return to a "managed inflation" environment where the forced dollar buying will reduce significantly, the future gold prices should rapidly appreciate to the strong levels seen in the first half of this year.

During the third quarter, the silver price traded in the range of $10.27 to $19.48 per ounce, an almost unprecedented $9.21 per ounce range. The average closing price of $14.97 represented a 12% decrease over the previous quarter. During August and September, silver prices have underperformed the gold price such that the gold to silver ratio has increased from 52:1 in Q2 2008 to 59:1 in Q3 2008, thereby reducing the silver contribution to gold equivalent ounces produced by approximately 3,100 ounces. The depreciation of the silver price relative to the gold price has continued into the fourth quarter where, to date, gold to silver ratios have reached as high as 82:1 in October, and therefore will have a greater negative impact on the Company’s Q4 reportable gold equivalent ounce production. As a result of this adverse change in the gold equivalent ratio, when making quarter over quarter comparisons, the reader should focus on actual gold and silver production.

Outlook

The guidance provided on March 31, 2008 for 2008 production used a gold equivalency ratio of 55:1. Allowing for the further 27% gold equivalency ratio devaluation in the fourth quarter over Q3 (40% since the first half of 2008), the Company is now providing the following guidance for fiscal 2008 (assuming a gold to silver ratio of 75:1 in November and December):

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Gold production 150,000 – 160,000 ounces;

-

Silver production from 5,900,000 – 6,200,000 ounces;

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2008 Third Quarter Report

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Gold equivalent production of from 250,000 – 265,000 ounces, which is in the mid-range of guidance issued on March 31, 2008; and

-

Total cash costs per gold equivalent ounce from $540 – 565(1), which is within 10% of the high end of the previously issued guidance.

The Company is currently in the process of updating the life of mine plans at both operations. The Company will be releasing the revised three year guidance with updated reserves in the latter part of Q1 2009, which will include further mill expansions at Ocampo and the results of the Guadalupe y Calvo Scoping Study.

Given market uncertainty and the current metal price environment, the Company will continue to be disciplined in its use of capital, with an emphasis on the successful completion of the second expansion of the Ocampo mill processing facility and the previously announced exploration program.

(1) Subject to December 31, 2008 gold and silver prices and any related year-end adjustments

Third Quarter Highlights

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The third quarter is the rainy season in Mexico, and as a result, the Company had budgeted fewer ounces to be produced from the Ocampo heap leach pad. The planned rainy season mitigation strategies in Q3 2008 resulted in total gold production improving by 29% to 34,096 ounces as compared to 26,444 ounces in Q3 2007. Total silver production also improved by 23% to 1,372,123 ounces as compared to 1,115,233 ounces in Q3 2007, and represents one of the best quarterly production levels in the history of the Company. Despite the adverse gold to silver ratio during the quarter, gold equivalent production improved by 22% to 57,521 ounces as compared to 47,091 ounces in Q3 2007.

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Revenue from mining operations increased 59% to $48.3 million compared to $30.4 million in the third quarter of 2007, reflecting increased production and an average quarterly gold selling price of $855 per ounce and silver selling price of $14.46 per ounce, versus average quarterly selling prices of $679 and $12.54 per ounce of gold and silver respectively, in 2007.

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Quarterly cash costs per gold equivalent ounce (see Non-GAAP measures section on page 18) of $735 were negatively impacted as a result of the unfavourable increase in the gold equivalency ratio. If the gold equivalency rate had remained at Q2 levels, consolidated cash costs per gold equivalent ounce would have been $694. Consolidated cash costs per gold equivalent ounce were further impacted during the quarter by the following:

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Ocampo:

-

The Company recorded a mark-to-market valuation and other adjustments for inventories of $88 per gold equivalent ounce. The mark-to-market adjustment primarily represents a non-cash valuation adjustment to previously inventoried costs for low grade ore-in-process, which given the low quarter-end gold and silver prices will not be profitable enough to fully recover the balance sheet carrying value. Accordingly, a non-cash inventory revaluation adjustment was made to reflect the new realizable value in the lower metal price environment. Should metal prices appreciate in the immediate future, a portion of this adjustment could be reversed, and conversely, should metal prices depreciate further, there is potential for further inventory valuation adjustments.

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Higher explosive costs incurred in the open pit associated with the rainy season added $6 per gold equivalent ounce.

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Difficulties in reorganizing the underground operations resulted in a reduction in productivity and further increased cash costs by an estimated $32 per gold equivalent ounce.

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El Cubo:

-

Restructuring costs associated with the 20% reduction in the workforce in Q3 added $11 per gold equivalent ounce.

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2008 Third Quarter Report

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Management ceased the mining and processing of low cost rezagas (old stope backfill) on a test basis during the quarter, which resulted in reduced production. The Company estimates the cash cost impact of this test was approximately $33 per gold equivalent ounce.

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Net loss and net loss per share of $6.5 million and $0.05 respectively improved by 115% period over period, versus a net loss and net loss per share of $44.8 million and $0.38 respectively in the third quarter of 2007.

-

Third quarter cash flow from operations increased by $17.6 million or 168% to a positive $7.1 million, compared to a negative $10.5 million during the same period in 2007. Year-to-date operating cash flows increased by $82.9 million when compared to the same period in 2007.

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Net free cash flow (see Non-GAAP measures on page 18) of negative $10.4 million during the quarter improved by 72% period over period, compared to net negative cash flow of $36.6 million in the third quarter of 2007.

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Advanced negotiations are presently underway with the Company’s existing Financiers to restructure and extend the current debt facility which is presently due to mature on December 31, 2008. Preliminary terms and conditions, although subject to possible change, have been discussed with the Financiers and are incorporated in the Banks’ loan evaluation approval assessment that is currently being presented through the Banks’ credit review and approval processes.

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Additional recent milestones include:

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Ocampo:

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Phase I mill capital upgrade to 2,400 – 2,600 tonnes per day (TPD), representing an initial 60-73% increase over original design rated capacity, was completed on-time and on-budget.

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In October, a pre-commissioning milling rate of 1,940 tonnes per day was achieved (29% over the original design rated capacity).

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Final stages of commissioning commenced in November and for the 9 days ending November 10 the mill averaged approximately 2,340 TPD, despite shutting down on November 6th to repair the lubrication system on the rod mill, of which the last four days averaged 2,494 TPD.

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Phase II mill capital upgrade for an additional 10% capacity was commenced in October with final commissioning due in the latter part of Q1 2009.

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Phase III mill expansion engineering design has been awarded and is scheduled for completion in Q1 2009 at which time the Company will announce the ultimate processing capacity for Ocampo.

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October average stacking rate of 11,125 TPD onto the heap leach, which represents the highest on record to date.

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New open pit sequencing plans were developed in early Q3 that allowed for the immediate reduction in waste stripping requirements in August. The average strip ratio of 6.36:1 during the third quarter represents a 41% improvement over the same period in 2007. The stripping ratio continues to reduce in Q4, with the October ratio at 4.74:1. In conjunction with the reduction in haulage distances associated with the new waste dumps and ore haulage road completed in mid-October these initiatives should improve future open pit mining effectiveness.

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In early October, a decision was made to stockpile lower grade ore from the open pit for later stacking onto the heap leach pad. This will improve the ore grades placed on the heap leach during this period of high metal price volatility, and defers heap leach capital expansion requirements to 2010. Heap leach gold equivalent grades in October increased by over 40% from grades in the first half of 2008, assuming a consistent gold to silver ratio.

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Discovery of very high-grade Au-Ag mineralization on the San Amado Vein below the 1,611 Level. Two intercepts showed true widths in excess of 2 metres over unusually high grades. Surface mapping and sampling indicates this structure continues at least another 450 metres to the NE of the existing workings, and is still open to expansion further to the NE under post-mineral rocks. There appears to be at least a potential 300 – 400 metre minimum vertical extent to this new high-grade target.

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2008 Third Quarter Report

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El Cubo:

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A workforce reduction of approximately 20% took place in Q3, for a total year-to-date reduction of approximately 29%, resulting in a more efficient and cost effective workforce.

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The third processing mill was placed on care and maintenance during the quarter as 100% of the underground production is now being routed to the lower cost Las Torres processing plant.

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The Las Torres processing plant capital projects were largely completed during the quarter, allowing for substantial improvements in metallurgical recoveries of higher grade ores.

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The 600 metre haulage level to Las Torres currently operating at over 60% capacity. Commissioning an additional locomotive and associated carriages in December will allow for capacity to increase to some 1,400 TPD, or over 80%.

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The Company is presently benefiting from the devaluation in the Mexican peso compared to the US dollar, as approximately 60% of the Company’s expenditures are denominated in Mexican pesos which should decrease significantly in US dollar terms at the present peso valuation.

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Subsequent to quarter-end, Mr. Peter Drobeck assumed the role of Senior Vice President of Exploration & Business Development. Mr. Drobeck has over twenty-eight years of mining industry experience that has focused on precious / base-metal exploration in a wide variety of geologic, geographic, and cultural settings in North and South America, Africa, and Asia including a number of years working in Mexico.

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During 2008, the Company announced an 18 month, $26 to $29 million exploration program, and drilling is underway at both Ocampo and El Cubo, together with a Scoping Study drilling and metallurgical program at the Company’s advanced exploration property, Guadalupe y Calvo.

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On October 14, 2008 the Company began trading on the New York Stock Exchange under the trading symbol "GRS".

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During the quarter, a settlement agreement was reached related to a $12.4 million claim brought against the Company by Midas Fund Inc. Midas agreed to dismiss the claim in exchange for a $200,000 cash payment by the Company. The settlement did not constitute an admission of liability by Gammon or the other defendants.

Growth Strategy

Gammon Gold Inc. is committed to responsibly operating and organically growing a precious metals company while balancing the needs of its stakeholders. The Company’s growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives as follows:

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Expansion opportunities at the Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine as part of the 2008/2009 capital expansion programs;

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Additional engineering studies at Ocampo indicate the potential for additional expansion opportunities beyond the 2008/2009 capital expansion programs;

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The recently expanded exploration program which was launched in Q3 is designed to increase resources, convert resources and potentially increase the Company’s production profile; and

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Pending positive results from the Guadalupe y Calvo exploration program and subsequent Scoping Study due in Q1 2009, the Company expects to further develop the property thereby potentially augmenting the Company’s production profile.

In the current metal price environment, these growth initiatives are expected to be supported by the significant improvement in the Company’s cash flow performance that, together with the Company’s existing financing facility, should be more than sufficient to fully fund the 2008 / 2009 capital expansion programs.

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2008 Third Quarter Report

Summarized Financial and Operating Results

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Gold ounces sold	33,914	25,104	109,642	92,442
Silver ounces sold	1,338,864	1,068,809	4,072,221	3,844,254
Gold equivalent ounces sold(1)	56,573	44,863	184,366	168,231
Gold equivalency rate	59	54	54	51
Gold ounces produced	34,096	26,444	110,660	93,816
Silver ounces produced	1,372,123	1,115,233	4,128,981	3,894,907
Gold equivalent ounces produced(1)	57,521	47,091	186,621	170,550
Revenue from mining operations	$48,342	$30,444	$164,260	$112,359
Production costs, excluding amortization and depletion	$41,220	$33,957	$104,220	$111,111
Net (loss) / earnings	($6,529)	($44,835)	$8,482	($80,585)
Net (loss) / earnings per share	($0.05)	($0.38)	$0.07	($0.72)
Net (loss) / earnings per share, diluted(2)	($0.05)	($0.38)	$0.07	($0.72)
Adjusted net (loss) / earnings(3)	($7,283)	($41,610)	$6,317	($71,753)
Adjusted net (loss) / earnings per share(3)	($0.06)	($0.35)	$0.05	($0.64)
Cash flows from / (used in) operations	$7,080	($10,475)	$45,976	($36,902)
Net free cash flow(3)	($10,353)	($36,648)	($4,462)	($92,573)
Total cash costs per gold equivalent ounce(3)	$735	$764	$572	$668
Total cash costs per gold ounce(3)	$655	$832	$353	$668
Average realized gold price per ounce	$855	$679	$890	$669
Average realized silver price per ounce	$14.46	$12.54	$16.38	$13.14
Cash dividends declared	$Nil	$Nil	$Nil	$Nil
(1)	Gold equivalent ounces are calculated based on actual sales.
(2)	Diluted net loss per share equals net loss per share for the 3 months ended September 30, 2008 and 2007 and 9 months ended September 30, 2007, as all factors were anti-dilutive.
(3)	See the Non-GAAP Measures section on page 18.

Review of Financial Results – Three Months Ended September 30

In the third quarter of 2008, the Company sold 33,914 gold ounces, 1,338,864 silver ounces, or 56,573 gold equivalent ounces, representing a 26% increase over sales of 44,863 gold equivalent ounces in Q3 2007. Total revenues in the quarter were $48.3 million, representing an increase of $17.9 million over revenues of $30.4 million in the same period of the prior year. This increase in revenue resulted from higher sales of gold and silver ounces and the stronger metal prices achieved in 2008.

The consolidated net loss of $6.5 million in the third quarter of 2008 improved by $38.3 million compared to the consolidated net loss of $44.8 million in Q3 2007, primarily due to increased sales of gold and silver ounces, improved realized metal prices, improved production, and a $6.2 million change in foreign exchange gains year-over-year resulting from the weakening of the Mexican peso and Canadian dollar in 2008. Also, Q3 2007 included future tax expense of $20.5 million related to the Mexican Single Rate Tax which was substantively enacted on September 28, 2007. For further details, see the discussion of Income Tax Expense / (Recovery) on page 14.

The third quarter cash cost per gold equivalent ounce (see Non-GAAP measures section on page 18) result of $735 represents a 4% improvement over the total cash costs per gold equivalent ounce of $764 in third quarter of 2007. Cash costs per gold equivalent ounce in the third quarter increased as a result of the unfavorable increase in the gold equivalency rate. If the gold equivalency rate had remained at Q2 levels, consolidated cash costs per gold equivalent ounce would have been $694. In addition, third quarter cash costs per gold equivalent ounce were further impacted by the following:

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2008 Third Quarter Report

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Mark-to-market and other inventory adjustments at Ocampo of $88 per gold equivalent ounce;

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Increased explosive costs during the rainy season at Ocampo of $6 per gold equivalent ounce;

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Difficulties in reorganizing the underground operations at Ocampo resulted in a reduction in productivity and further increased cash costs by an estimated $32 per gold equivalent ounce;

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Workforce restructuring costs at El Cubo of $11 per gold equivalent ounce; and

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Reduction in production of rezagas at El Cubo of approximately $33 per gold equivalent ounce.

Review of Financial Results – Nine Months Ended September 30

During the first nine months of 2008 the Company sold 109,642 gold ounces, 4,072,221 silver ounces, or 184,366 gold equivalent ounces, which represents an increase of 10% over sales of gold equivalent ounces in the same period of the prior year. Total year-to-date revenues have increased to $164.3 million, compared to year-to-date revenues in 2007 of $112.4 million. This $51.9 million increase is due to stronger realized metal prices and increased sales of gold and silver ounces.

Consolidated net earnings were $8.5 million in the first nine months of 2008, representing an $89.1 million improvement over the Company’s consolidated net loss of $80.6 million in the first nine months of 2007. This increase in earnings is due to increased production, higher metal prices, and the positive effects of the Company’s turn-around strategy that are being realized in 2008. Also contributing to the improvement year-over-year is the $12.5 million reduction in tax expense and the $13 million increase in foreign exchange gains in 2008 versus 2007.

Total cash costs per gold equivalent ounce (see Non-GAAP measures section on page 18) for the nine months ended September 30, 2008 decreased 14% to $572 compared to $668 per gold equivalent ounce in the same period in 2007. This reduction in cash costs per gold equivalent ounce is as a result of improved productivity and targeted production cost reductions achieved through the Company’s turn-around strategy.

Results of Operations

(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		OTHER
	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007
Gold ounces produced	26,054	17,920	8,042	8,524	-	-
Silver ounces produced	988,289	738,585	383,834	376,648	-	-
Gold equivalent ounces produced(1)	42,916	31,682	14,605	15,409	-	-
Gold ounces sold	25,961	16,580	7,953	8,524	-	-
Silver ounces sold	969,647	692,161	369,217	376,648	-	-
Gold equivalent ounces sold(1)	42,303	29,454	14,270	15,409	-	-
Revenue from mining operations	$36,490	$20,106	$11,852	$10,338	-	-
Production costs	$29,145	$24,036	$12,075	$9,921	-	-
Refining costs	$258	$223	$103	$115	-	-
Net loss before other items	($4,187)	($11,763)	($4,432)	($3,633)	($4,283)	($4,385)
Total cash costs per gold equivalent ounce(2)	$695	$824	$853	$651	-	-
Total cash costs per gold ounce(2)	$593	$940	$860	$623	-	-
(1)	Gold equivalent ounces are calculated based on actual sales.
(2)	See the Non-GAAP Measures section on page 18.

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2008 Third Quarter Report

Operational Review - Ocampo

As a result of the 2008 turn-around strategy, a number of improvement initiatives continue to be realized at the Company’s Ocampo mine. The following table summarizes some of the key production and cost initiatives being managed:

Area for improvement		Measures to be taken throughout 2008		Update on progress
Equipment	-	Additional underground equipment to be delivered by mid-2008	-	All equipment arrived and was fully commissioned by the end of June, with productivity improvements achieved.
Availability
(Fixed & Mobile)	-	Operator training to be provided by equipment supplier to strengthen operating and maintenance practices	-	Trainers have been hired to train all employees on proper operating procedures.

			-	Additional maintenance managers were hired.
	-	Seasoned fixed and mobile maintenance managers to be appointed	-	Expanded spares inventory level is being maintained to minimize downtime.
	-	Maintain sufficient spares inventory to minimize downtime
Insufficient	-	New underground equipment by mid-2008 to allow accelerated development	-	All equipment arrived and was commissioned by June 2008.
Underground			-	Averaged 41 development metres per day year-to-date.
Development	-	Annualized target of 50 development metres per day	-	Recruited a full time development trainer.
	-	Increase underground production by the end of 2008	-	Recruitment of three expatriate senior supervisors to focus on organizational effectiveness and improved mining methods.
Underground	-	Continue development of longhole mining stopes to maximize productivity and minimize dilution	-	Continued progress is being made with respect to longhole mining, with several cut and fill stopes now slated for conversion to longhole.
Mining Method
Selection	-	Training on longhole mining methods and utilization of proper equipment
			-	A dedicated trainer has been hired to continuously improve longhole mining methods.
	-	Establish quality assurance / quality control team dedicated to dilution management
			-	A dedicated quality control department is focused on continuously improving dilution.
Processing	-	Appointment of seasoned processing manager	-	Expanded spares inventory level is being maintained to minimize downtime.
Facility Availability	-	Proper inventory of spares
	-	Appointment of seasoned maintenance manager	-	Seasoned Managers appointed.
			-	Processing plant averaged 1,940 TPD in October and is currently ramping up to 2,400 – 2,600 TPD in November (9 days ending November 10, 2008 averaged approximately 2,340 TPD (four days ending November 10 averaged 2,494 TPD).
			-	With access to temporary grid power for 30% of the site’s needs, mill availability improved to 94% in Q2 and Q3.
			-	Q3 average processing rate of 1,833 TPD was 22% higher than the design capacity.
			-	Q3 heap leach processing rate of 8,912 TPD was 11% higher than design capacity.
			-	Heap leach average production during October was 11,125 TPD.
Cost Management	-	Ongoing improvements to reporting systems and cost control measures	-	Continued improvement of systems in an effort to identify areas to reduce costs.
Issues
	-	Continued implementation of optimal mining methods	-	Current projects include increasing capacity and reducing consumables at the mill and paste fill in the underground.
	-	Optimization of consumable and reagents usage
	-	Continued focus on optimizing workforce	-	Cyanide destruction management initiatives are gaining traction. Cyanide-associated cost reductions are anticipated once the phase one expansion achieves steady state levels.
			-	Reducing high strip ratio during the latter part of 2008. The strip ratio reduced from 7.8:1 in the first half of 2008 to 5.2:1 in August and September.
			-	Less maintenance required in second half of 2008 as accelerated maintenance program was largely completed in Q2 2008.
			-	Continue to monitor headcount levels, and actively recruiting for several key management positions.
Labour Relations	-	Production bonus schedule to be implemented	-	Production bonus program was fully implemented in Q1.
– Compensation	-	Communications with workforce enhanced	-	Regular pre-shift meetings are held with workers to encourage safe working methods.
Challenges	-	Proactive labour relations program implemented
	-	Continual improvement to safety and mine services	-	8 experienced managers were appointed by the end of Q3.
	-	More experienced mine management team appointed	-	A long-term incentive retention plan was implemented for key personnel during Q3.

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2008 Third Quarter Report

Ocampo Underground Mine

	Q3 2008	Q3 2007
Tonnes of ore mined	76,703	79,750
Tonnes of ore mined per day	834	867
Average grade of gold(1)	2.85	3.21
Average grade of silver(1)	144.67	163.1
Average grade of gold equivalent(1)	5.30	6.24
Metres developed	3,704	3,331
(1) Grams per tonne.

The Company continues to focus on necessary development to position the Company with more tonnes of ore available for mining, which will provide increased flexibility in sequencing mining areas and ultimate mining productivity and efficiency. The in-process underground exploration diamond drilling program is expected to increase the Company’s reserves and confidence in the mining blocks being developed. The Company continues to develop the Santa Eduviges decline, located under the Plaza de Gallos portion of the Ocampo Open Pit mine, as lateral drilling drifts are being developed to allow delineation drilling for planning a possible second underground mine and an additional source of high grade ore feed to the mill.

Due to the success of the open pit re-phasing, additional high grade ore can be sequenced and directed to the mill facility which allows the Company to dedicate more time to training. With the appointment of expatriate trainers, the Company will focus on providing additional training in mining methods that are not typically utilized in Mexico and supervision such that the underground workforce will embrace this more efficient and effective team approach to mining.

Ocampo Open Pit Mine

	Q3 2008	Q3 2007
Total tonnes mined	6,563,651	6,245,055
Total tonnes mined per day	71,344	67,881
Tonnes of ore mined	892,059	534,064
Waste to ore ratio	6.36 : 1	10.69 : 1
Average grade of gold(1)	0.95	0.81
Average grade of silver(1)	41.76	31.42
Average grade of gold equivalent(2)	1.66	1.39
(1) Grams per tonne.

The enhanced maintenance program that took place in the second quarter improved equipment availability in the third quarter thereby allowing the Company to mine 892,059 tonnes of ore in Q3, representing 29% favorable variance compared to budgeted tonnes of ore of 690,000. The Company continued to send high grade open pit ore to the mill to take advantage of the increased throughput capacity, better economics and recoveries through the mill circuit, thereby improving recovered metal content. In early October, due to volatile metal prices, the Company has elected to stockpile the lower grade mined, for processing at a later date.

The Company continued its planned pre-stripping program during the third quarter, with accelerated stripping activities at Conico. Stripping activities at Picacho were deferred in the later half of the second quarter, as an independent third-party study verified that the Company could now reduce the accelerated stripping rate. The revised open pit phasing has resulted in a reduction in the stripping ratio from 7.71:1 in Q2 to 5.90:1 in Q3, and 4.74:1 in October 2008, and is expected further decline in future quarters to be closer to the life of mine rate within the range of 2-3:1 as per the current reserve model.

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2008 Third Quarter Report

Ocampo Mill Circuit

	Q3 2008	Q3 2007
Tonnes from the underground	65,591	41,000
Tonnes from the open pit	103,075	71,262
Total tonnes of ore processed	168,666	112,262
Total tonnes of ore processed per day	1,833	1,220
Average grade of gold processed(1)	2.84	2.73
Average grade of silver processed(1)	135.60	144.68
Gold equivalent grade processed(1)	5.14	5.41
Gold ounces produced	14,496	9,867
Silver ounces produced	606,067	461,630
Gold equivalent ounces produced	24,863	18,294
(1) Grams per tonne.

Total tonnes processed during the third quarter were 168,666 at an average rate of 1,833 TPD, which was an increase of 4% over the second quarter and 22% above the current nameplate capacity of 1,500 TPD, representing the best quarter in the history of the operation. October averaged 1,940 TPD, and with the commissioning of the 2,400 – 2,600 TPD expansion in November, the mill has already reached approximately 2,340 TPD in the 9 days ending November 10, 2008 (4 days ending November 10 averaged 2,494 TPD). Q3 2008 was the third consecutive quarter that processing rates exceeded the nameplate capacity of 1,500 TPD.

Mill availability remained consistent at 94% for the quarter as a result of the improved maintenance program and more reliable power supply. The Company remains on schedule and on budget in having access to 20 megawatts of grid power in the second half of 2009. This will eliminate reliance on diesel generators, thereby providing a far more reliable source of power at a significantly reduced cost to the Company. Currently, the Company has already placed one generator on stand-by. Cyanide destruction management initiatives are gaining traction with a number of cost reductions anticipated to be realized once the phase one expansion achieves steady state levels.

Grades decreased to 5.14 gold equivalent grams per tonne in the third quarter from the same period in 2007. This decline is virtually all due to the depreciation in the silver price resulting in the unfavourable gold equivalency rate discussed previously. At the end of the quarter, ore stockpiles ahead of the mill were increased to 21,370 tonnes in anticipation of the fourth quarter scale-up to 2,400 – 2,600 TPD which will minimize the possibility of production interruption due to possible feed variability from the underground or the open pit. Stockpiles of 10,259 tonnes were ahead of the mill at the end of the second quarter. The focus going forward will remain on maintaining more than sufficient stockpiles ahead of both processing facilities to ensure ongoing production during any period of downtime.

In October the decision was made to install a third mill at the Ocampo processing plant. The Marcey mill from El Cubo’s Chirimetera plant was moved to Ocampo in early October, with the foundations and the electrical room construction now complete. This is the second phase of the three-phase processing plant expansion program presently targeted to be complete in Q2 2009 and will increase throughput capacity by a further 10% at a minimal capital investment. The detailed engineering on final processing capacity which includes the installation of the Marcey mill and a gravity circuit (phase 2) will be completed by the end of fiscal 2008.

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2008 Third Quarter Report

Ocampo Crushing & Heap Leach Circuit

	Q3 2008	Q3 2007
Open pit ore placed on the heap leach pad	819,873	573,903
Underground mine tonnes placed on heap leach pad	-	8,168
Total tonnes of ore processed	819,873	582,071
Total tonnes of ore processed per day	8,912	6,327
Average grade of gold processed(1)	0.72	0.60
Average grade of silver processed(1)	30.77	24.42
Gold equivalent grade processed(1)	1.24	1.05
Gold ounces produced	11,558	8,233
Silver ounces produced	382,222	276,955
Gold equivalent ounces produced	18,053	13,388
(1) Grams per tonne.

Third quarter tonnes placed on the heap leach pad of 819,873 tonnes averaged 8,912 TPD, which represents the best quarter in the history of the operation and an 11% increase over the name-plate capacity of 8,000 TPD. Construction of the heap leach pad expansion was completed during the second quarter, increasing its capacity from 5 million to 12 million tonnes. The crushing plant availability continued to improve in the third quarter as a result of the improved maintenance program and more reliable power supply. The 13,000 – 15,000 TPD capital expansion has been completed, with October averaging 11,125 TPD.

As of the end of the third quarter, the Company has 68,795 tonnes of ore, grading 1.69 gold equivalent grams per tonne, stockpiled ahead of the heap leach to minimize the impact of any open pit production issues due to unfavourable weather conditions and periods of equipment downtime. Due to metal price volatility, management has made a decision to also stockpile low grade ore for processing at a later date, and had 50,743 tonnes with a grade of 0.61 grams per gold equivalent tonne stockpiled as of September 30th. At the end of October, this stockpile stood at 180,808 tonnes at 0.50 gold equivalent grams per tonne (assuming a ratio of 79:1).

Ocampo Cash Costs

The Company saw a reduced cash costs per gold equivalent ounce (see Non-GAAP measures section on page 18) result at Ocampo in the third quarter of 2008, as cash costs of $695 per gold equivalent ounce were achieved, compared to the 2007 third quarter cash cost result of $824. Cash costs per gold equivalent ounce increased partially due to the unfavorable increase in the gold equivalency rate. If the gold equivalency rate had remained at Q2 levels, cash costs per gold equivalent ounce at Ocampo would have been $656 or $39 per gold equivalent ounce lower. In addition, cash costs per gold equivalent ounce in the third quarter included were further impacted by the following:

-

Mark-to-market and other inventory adjustments of $113 per gold equivalent ounce;

-

Increased explosive costs during the rainy season of $7 per gold equivalent ounce;

-

Difficulties in reorganizing the underground operations resulted in a reduction in productivity and further increased cash costs by an estimated $42 per gold equivalent ounce; and

-

Timing of various consumables and the execution of the new open pit phasing plan further increased cash costs per gold equivalent ounce.

Excluding these items, Ocampo’s cash costs would have been more in line with cash costs per equivalent ounce in the first and second quarters of 2008.

Ocampo Exploration

The Company has committed $7.5 to $8.5 million in exploration at Ocampo during 2008 and 2009 to be funded from operating cash flow, and which is focused on the following:

-

A 54,000 metre diamond drilling program in the underground mine to further delineate five new vein targets and to identify down dip extensions on seven veins.

10

2008 Third Quarter Report

-

Drilling is planned for 2008 at the advanced exploration Santa Eduviges underground target, which is located beneath the open pits, and which has the potential to become a third long-term source of mill feed.

-

A significant increase to 14,000 metres in exploration development in the Ocampo underground mine, aimed at expanding the original 7 veins to the targeted 21 veins.

-

In the inferred open pit drilling program, 26 drill holes were completed (3,055 metre) in the Plaza de Gallos Open Pit sector where reserve / resource infill and expansion drilling is underway. Of the 25 holes assayed to date in the Plaza de Gallos Open Pit targeting, 23 (92%) contained an intercept of at least 5 lineal metres with greater than 0.30 gold equivalent grams per tonne (50:1) grades, indicating that the mineralization largely follows what was modelled. Twelve of these holes showed an intercept of at least 10 metre with this minimum grade. Within this same data set are nine intercepts with greater than 3 metres grading 3 gold equivalent grams per tonne (50:1), indicating there is potentially some mill feed in this mineralization. One exceptionally high grade intercept was encountered that cut 21.0 metres at 15.29 grams per tonne gold and 284 grams per tonne silver.

-

Surface mapping and sampling on the San Amado Vein surface showings defined a 450 metre horizontal extension to the vein past any underground workings. The surface showings along this vein are sufficiently anomalous in metal values to encourage exploration drilling. Fortuitously, drilling from the 1,611 level of the mine (some 200 to 300 metres below the surface outcrops) discovered very high-grade mineralization in two drill holes. This vein appears to be an extension of the San Juan - Balmavera Vein System, which is one of the highest grade veins in the mine complex.:

						Gold equivalent
Hole	Target	Interval	True Width(1)	Gold (g/t)	Silver (g/t)	(50:1)
OU-426	SAN AMADO	5.00	3.50	30.57	2,126	73.09
OU-428	SAN AMADO	3.65	2.45	82.40	681	96.02
(1)						True widths are subject to some interpretation.
Note:						This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia using standard fire assay procedures.

-

The Company has planned a 1,000 metre drifting program and initial 3,800 metre drilling program to be completed by Q2 2009 on the San Amado vein.

-

New greenfield surface mapping also defined an 800 metre undrilled strike length along the La Olvidada Vein system, about 1 km west of the Company’s heap leach facilities. Detailed mapping and surface geochemical, followed by an initial 3,200 metre drill program is planned for completion in this area in Q1 2009.

Operational Review – El Cubo

As with Ocampo, in 2008 the Company is implementing a number of production and cost initiatives at the El Cubo mine as part of the Company-wide turn-around strategy.

Areas for improvement		Measures to be taken throughout 2008		Update on progress
High Labour	-	Optimization of workforce to reduce total site manning of both employees and contractors	-	As the mills have been placed on care and maintenance and the underground ore haulage level ramps up, the workforce (contractor and union) level has reduced by 29% from 1,296 in January to 923 by the end of September (20% in Q3 alone). No work stoppage was incurred, however lower productivities occurred as a result of the disruptive re-organization.
Costs

			-	Further 5-10% reduction will take place through attrition in the coming quarters.

Processing	-	Advancing key capital projects by early 2008 to drive production throughput and plant availability	-	Majority of capital projects (including the installation of a gravity circuit) completed.
Facilities
	-	Integration of the El Cubo mine workings with the Las Torres shaft and mill infrastructure	-	Continued focus on determining ways to improve production throughput and plant availability.

	-	All underground ore hauled via train at the 600 level to the Las Torres shaft and plant	-	Over 60% of the underground production is now being transferred via the underground workings directly to the Torres shaft and mill infrastructure. Ramp-up to full production is anticipated by year end.

11

2008 Third Quarter Report

Areas for
improvement		Measures to be taken throughout 2008		Update on progress

Equipment	-	Additional mobile equipment for the underground	-	Key new underground equipment arrived in July and early August,
Availability	-	Improved preventative maintenance practices		and has been fully commissioned.
implemented
Lack of	-	Focus on extending existing underground exploration	-	Continued focus on underground exploration and development to
Underground		development into areas of known structures which		build the number of available longhole stopes.
Development		have been neglected historically due to a lack of	-	Averaged 76 development metres per day in Q3 2008.
capital and priority
	-	Annualized target of 75 development metres per day
Underground	-	Improved overall mining methods	-	Continued to introduce longhole mining methods.
Mining Method	-	Establish quality assurance / quality control team	-	Longhole mining training program completed in Q2 2008.
Selection		dedicated to dilution management	-	A dedicated quality assurance team now on site that is focused on reducing dilution.

El Cubo Underground and Milling Operations

	Q3 2008	Q3 2007
Tonnes of ore mined	140,212	200,530
Tonnes of ore mined per day	1,524	2,180
Total tonnes of ore processed	141,819	200,530
Total tonnes of ore processed per day	1,542	2,180
Average grade of gold processed(1)	1.98	1.54
Average grade of silver processed(1)	95.71	69.94
Gold equivalent grade processed(1)	3.59	2.85
Gold ounces produced	8,042	8,524
Silver ounces produced	383,834	376,648
Gold equivalent ounces produced	14,605	15,409

(1) Grams per tonne

During the second quarter, the Company installed a gravity circuit at the Las Torres mill which will improve the facility’s overall metallurgical recovery of higher grade ores. With all primary processing activities now consolidated at the Las Torres mill, management placed the grinding circuit at the Tajo mill on care and maintenance. Until the necessary permits to allow for cyanidation at Las Torres are received, the concentrate is being leached at the Tajo mill. Once permits are obtained, the Tajo mill will be fully placed on care and maintenance, and all processing will take place at the Las Torres mill.

Tonnes of ore mined and processed decreased significantly in the third quarter. This was primarily due to the test cessation of mining rezagas during most of the quarter in an effort to focus more on in-situ ores. Despite production being further adversely impacted by the disruptive re-organization efforts associated with the down-sizing and restructuring of the workforce, 48,264 tonnes of ore were mined in September, a record month for in-situ mining. El Cubo produced 3,851 gold equivalent ounces from rezagas in the second quarter, and has resumed mining rezagas in the fourth quarter.

El Cubo Cash Costs

The Company saw an increase in the cash costs per gold equivalent ounce (see Non-GAAP measures section on page 18) result at El Cubo in the third quarter, as cash costs of $853 per gold equivalent ounce were achieved, compared to the 2007 third quarter cash cost result of $651. Cash costs per gold equivalent ounce increased due to the workforce restructuring costs of $0.6 million or $43 per gold equivalent ounce and the unfavorable increase in the gold equivalency rate. If the gold equivalency rate had remained at Q2 levels, cash costs per gold equivalent ounce at El Cubo would have been $805. Excluding these items, El Cubo’s cash costs would have been $762 per gold equivalent ounce in the third quarter. The Company expects fourth quarter cash costs per gold equivalent ounce to further decrease due to resuming the mining of low cost rezagas material, and realizing the benefits of the reduced workforce of approximately $0.75 million.

12

2008 Third Quarter Report

El Cubo Exploration

The Company is presently beginning a review of past exploration efforts and targeting on the El Cubo / Las Torres Mine Complex. The proposed 2008 drill program was postponed until a comprehensive district exploration strategy is completed.

Guadalupe y Calvo Exploration Project

During 2007, the Company initiated a surface channel sampling and a 15-hole (2,400 metre) exploration drilling program on the Guadalupe y Calvo Exploration project. Based on preliminary results the Company decided to significantly enhance the exploration program for 2008 and 2009 by increasing the exploration budget from $1.5 million to $8.5 million. The Company has decided to expand the diamond drilling program and to complete an advanced Scoping Study to determine the next steps for this advanced exploration property.

As of the end of October, the Company had completed 152 diamond drill holes, totaling 30,640 metres (61%) of the planned 50,000 metre drill program. The Company has received assays for 95 of these 152 completed diamond drill holes. These results now show that there is a substantial volume of potentially underground-mineable vein mineralization that is locally, very high grade. Of the 95 drill holes for which assays are available, 49 (52%) had cut a minimum of 2 metre lengths grading a minimum of 3 gold equivalent grams per tonne using a 50:1 gold to silver ratio. This mineralization occurs over a 458 metre vertical interval, and a 600 metre horizontal strike length, and is open in three directions for further expansion. Two of the best drill intercepts to date are the deepest intercepts on the northwest portion of the drilled vein; hole GC-67 cut a true width of 1.9 metres grading 9.16 grams per tonne gold and 686 grams per tonne silver, and hole GC-68 cut a true width of 4.0 metres grading 5.11 gold grams per tonne and 470 silver grams per tonne. The Company is encouraged that the drilling is continuing to discover high grade gold-silver mineralization and presently has five diamond drills working at the property. Previous drilling results up to hole GC-74 were released by the Company on March 3, 2008 and September 3, 2008.

Results thus far support the extension of the mineralized zone along strike and at depth and continue to support the potential for both open pit and underground operations.

The Company has awarded contracts and is working on various aspects of the Scoping Study including reserve and resource modelling, open pit geotechnical modelling, open pit design, metallurgical testwork and process design. The Scoping Study is expected to be completed by the end of Q1 2009 and if positive, has been designed to facilitate a full transition into a Feasibility program to accelerate the development of this property. Preliminary bottle roll cyanidation tests on four sets of ore types have been carried out at the Ocampo metallurgical lab with positive results.

Gold and silver grades from all assayed drill holes available to date (from hole GC-1 to GC-95) with intercepts above a 3.0 gold equivalent grams per tonne cut-off (using a 50:1 gold to silver ratio), average 4.37 grams per tonne gold and 207 grams per tonne silver, over an average interval length of 2.9 metres.

Recent highlights from the drilling programs are summarized below, using a 3.0 gold equivalent grams per tonne cutoff grade (assuming a 50:1 gold to silver ratio).

								Gold
					True width			equivalent
Hole	Target	From (m)	To (m)	Interval (m)	(m)	Gold (g/t)	Silver (g/t)	(g/t)
GC-79	ROSARIO	272.0	275.0	3.0	2.9	5.58	244	10.46
GC-80	NANKIN	100.0	100.0	2.0	2.0	4.24	17	4.57
GC-83	NANKIN	81.7	81.7	3.1	3.0	7.15	135	9.85
GC-85	ROSARIO	55.0	55.0	2.0	2.0	0.28	138	3.04
GC-89	NANKIN	61.3	61.3	2.7	2.5	1.96	152	5.01
GC-91	ROSARIO	60.1	60.1	3.0	3.0	4.21	230	8.81
GC-92	ROSARIO	74.5	74.5	1.5	1.5	1.48	314	7.76
GC-93	ROSARIO	110.5	112.5	2.0	2.0	1.27	112	3.51
GC-94	ROSARIO	39.0	42.0	3.0	2.0	2.65	85	4.35
GC-94	ROSARIO	70.0	73.0	3.0	1.5	13.61	166	16.94
GC-95	ROSARIO	34.3	36.5	2.2	2.2	2.41	150	5.40

Note:

This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, Vancouver, British Columbia using standard fire assay procedures.

13

2008 Third Quarter Report

The expanded 2008 and 2009 drilling program will allow the Company to update the resource estimate, conduct metallurgical test work and to complete an advanced Scoping Study for a potential open pit and underground operation.

Guadalupe has strong geological characteristics within a prolific mining district and combined with the results to date, the Company is confident that it will be able to quickly expand and upgrade Guadalupe’s resources.

Consolidated Expenses

(in thousands)
	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
General and administrative	$8,177	$5,558	$20,771	$18,954
Amortization and depletion	$11,486	$10,372	$31,941	$36,845

General and administrative costs increased by $2.6 million when compared to Q3 2007 primarily due to an increase in professional fees, general and administrative costs and stock based compensation year-over-year. Year-to-date, general and administrative costs have increased by $1.8 million as a result of increased wages and professional fees, offset by a reduction in stock-based compensation.

Amortization and depletion, which relates to mining activities, increased by 11% to $11.5 million for the quarter, compared to $10.4 million for Q3 2007. Year-to-date amortization and depletion decreased to $31.9 million in 2008, representing a 13% decrease over amortization and depletion in the first nine months of 2007 of $36.8 million. These changes are primarily attributable to the Company’s change in the estimated useful lives of its mines, offset by increases in units of production and amortization of capital additions. During the second quarter of 2008 the Company reviewed the appropriateness of its current estimated useful lives of the mines, which was based on proven and probable reserves, and determined that based on the characteristics of the current reserves and resources at Ocampo and El Cubo, the estimated useful life is more accurately reflected by proven and probable reserves and the portion of mineralization currently in resources that is expected to be classified as reserves. This change in estimate was applied prospectively effective April 1, 2008.

Consolidated Other Income / (Expense)

(in thousands)
	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Interest on long-term debt	$(241)	$(121)	$(1,158)	$(3,339)
Foreign exchange gain / (loss)	$1,293	$(4,887)	$4,316	$(8,648)
Interest and other income	$64	$415	$237	$733

Interest on long-term debt increased by $0.1 million to $0.2 million in the third quarter of 2008 from $0.1 million in Q3 2007. Year-to-date interest in 2008 declined by $2.1 million when compared to the same period of 2007. The year-over-year decrease resulted from a reduction in the balance outstanding on the Company’s credit facility, which was $120 million at the beginning of the second quarter of 2007. The Company used a significant portion of the proceeds of the 2007 $200 million CAD equity offering to repay the $120 million credit facility in late April 2007. At the end of the third quarter of 2008, the Company had drawn $31.88 million on its $60 million credit facility.

Foreign exchange gains / losses increased by $6.2 million from Q3 2007 to a $1.3 million gain in Q3 2008, and increased $13.0 million year-to-date when compared to 2007, as a result of the translation of the Company’s operations in Canadian dollars and Mexican pesos to US dollars. The Company will continue to experience non-cash foreign currency gains or losses as a result of fluctuations between the US and Canadian dollars and the Mexican peso.

The Company earned interest on short-term investments and other income of $0.1 million during the third quarter of 2008, compared to $0.4 million in the same quarter of 2007, and $0.2 million in the first nine months of 2008 compared to $0.7 million in the first nine months of 2007.

14

2008 Third Quarter Report

Consolidated Income Tax Expense / (Recovery)

During the quarter ended September 30, 2008, the Company incurred current tax recovery of $1 million and a future income tax recovery of $4.3 million, versus current tax expense of $Nil and future tax expense of $20.5 million in Q3 2007. Year-to-date, the Company has incurred $2.4 million in current tax expense and $1.3 million in future tax recovery, compared to current tax expense of $Nil and future tax expense of $13.6 million in the same period in 2007. In Q3 2007, the Company recorded a significant future income tax adjustment resulting from the Mexican Single Rate Tax that was substantively enacted on September 28, 2007. The year-to-date current tax expense in 2008 also results from the implementation of this new tax on January 1, 2008. Under this new tax regime, the Company’s Mexican subsidiaries now pay a 17.5% tax (with lower transitional rates for 2008 and 2009) on the Company’s revenues less certain deductions, all determined on a cash basis. The Company pays the single rate tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year.

Financial Condition

(in thousands)
	As at	As at
	September 30, 2008	December 31, 2007
			Current assets increased in 2008 primarily due to an increase in
			inventory on hand at the end of the period, increased cash balances
Current assets	$83,167	$69,525	resulting from higher realized sales prices, and increased commodity tax
			receivables.

			Long-term assets increased in 2008 as a result of capital acquisitions
Long-term assets	$708,783	$684,427	offset by amortization and depletion, and due to a long-term consultancy
			agreement signed in Q2 2008.

Total assets	$791,950	$753,952

			Current liabilities increased in 2008 primarily as a result of the increased
			payables and accruals resulting from accelerated maintenance and
Total current liabilities	$70,798	$50,352	development and associated payment terms, partially offset by a lower
			current portion of long-term debt outstanding.

			Long-term liabilities were relatively unchanged in 2008 due to an increase
Total long-term liabilities	$116,438	$116,950	in long-term obligations resulting from the 8 year consultancy agreement
			signed in Q2 2008, offset by a decrease in future tax liabilities.

Total liabilities	$187,236	$167,302

			Shareholders’ equity increased in 2008 as a result of positive earnings
Shareholders’ equity	$604,714	$586,650	year-to-date, and exercises of stock options which increased the capital
			stock balance.

Liquidity and Capital Resources

The balance of cash and cash equivalents as at September 30, 2008 was $4.8 million compared to $3.6 million at the end of Q4 2007. In the fourth quarter of 2007, the Company obtained a $60 million revolving credit facility with the Bank of Nova Scotia and Bank of Montreal, expiring on December 31, 2008. Details of the Company’s operating, financing and investing activities are provided below. The global financial markets are currently experiencing an unprecedented downturn that is negatively impacting nearly all businesses, including gold and silver mining operations. Some of the key effects that are directly impacting the Company are the higher costs and availability of funding, currency devaluations, and extreme volatility in global equity, commodity, foreign exchange and precious metals markets. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold and silver.

15

2008 Third Quarter Report

Operating activities contributed $7.1 million during the third quarter of 2008 compared to Q3 2007, when operating activities used cash flows of $10.5 million. Operating cash flow year-to-date in 2008 has improved significantly to $46.0 million, compared to negative operating cash flows in the first nine months of 2007 of $36.9 million. These improvements resulted from increased cash flows from earnings due to stronger metal prices, increased metal production, realized cost efficiency initiatives and positive changes in non-cash working capital items.

Investing activities for the quarter ended September 30, 2008 used cash of $16.9 million as a result of expenditures on mining interests and property, plant and equipment, which compared to $26.1 million in Q3 2007. The Company spent $50.4 million on mining interests and property, plant and equipment in the first nine months of 2008, compared to $55.7 million in the first nine months of 2007. As of September 30, 2008 the Company had committed to purchase $3.9 million in property, plant and equipment that will be financed by operating cash flow, and will be delivered throughout the remainder of 2008.

Financing activities for the third quarter of 2008 contributed cash of $6.4 million compared to Q3 2007, when financing activities contributed $4.9 million. Year-to-date, financing activities contributed $6.1 million, compared to $89.6 million during the same period in 2007. The significant cash flow from financing activities in 2007 resulted from the $200 million CAD equity offering which took place in the second quarter of that year. A large portion of the proceeds from this offering were used to pay down the Company’s $120 million credit facility. Cash flows from financing activities have also decreased in 2008 compared to 2007 due to reduced proceeds from the exercise of stock options. In the third quarter of 2008, the Company made one repayment of $0.9 million and drew $5 million on the credit facility which augmented the funding of the completion of the first phase and in-process second phase of the Ocampo processing facility expansion.

The Company always attempts to target the best sources of funding to supplement operating cash flows and finance the Company’s development, while optimizing the Company’s capital structure through the appropriate mix of capital. The operational turn-around that is underway at Ocampo, combined with the solid contributions from El Cubo, are expected to continue strengthening the Company’s balance sheet and liquidity position. In today’s metal price environment, the Company anticipates that funding from existing cash reserves, operating cash flows and the in-place credit facility should be sufficient to fund the Company’s anticipated working capital requirements and growth plans in 2008 and 2009. Advanced negotiations are presently underway with the Company’s existing Financiers to restructure and extend the current debt facility which is presently due to mature on December 31st, 2008. Preliminary terms and conditions, although subject to possible change, have been discussed with the Financiers and are incorporated in the Banks’ loan evaluation approval assessment that is currently being presented through the Banks’ credit review and approval processes.

Contractual Obligations

A summary of the Company’s contractual obligations at September 30, 2008 is summarized as follows:

(in thousands)

						Greater than 5
	Total	Less than 1 year	1 – 3 years	3 – 4 years	4 – 5 years	years

Long-term debt	$32,031	$31,955	$75	$-	$-	$-
Interest on long-term debt	381	381	-	-	-	-
Capital leases	2,893	2,125	768	-	-	-
Long-term obligation	6,000	400	1,600	800	800	2,400
Future purchase commitments	3,944	3,944	-	-	-	-
Total	$45,250	$38,806	$2,443	$800	$800	$2,400

16

2008 Third Quarter Report

Outstanding Share Data

The Company’s share capital was comprised of the following as at September 30, 2008:

	September 30, 2008	September 30, 2007
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A"
preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B"
preferred shares, redeemable at paid-in value
Issued:
Common shares	119,990,768	117,432,363

At November 12, 2008, the Company had common shares outstanding of 119,990,768.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

(in thousands)

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Production costs – labour(1)	$8,355	$9,157	$26,007	$25,089
Mining interests – labour(1)	$319	$637	$1,011	$1,853
Production costs – mine consumables(2)	$6,704	$217	$11,166	$1,626
Capital assets(3)	$94	$-	$94	$24

(1)

The Company pays a third party company related to Mr. Fred George, a director of the Company, for the provision of workers in Mexico at cost plus 10%. Gammon is committed to a fair and transparent procurement process for all goods and services and accordingly, in late 2007, a competitive bid process was conducted. Four organizations submitted bids after which the same related party was selected as the most competitively priced and best resourced organization to provide the requested services.

(2)

The Company pays two third party companies related to Mr. Canek Rangel, a director of the Company, for the provision of lubricant and fuel. The Company is confident these costs are at fair market value as the prices of these consumables are regulated in Mexico.

(3)

The Company paid Mr. Canek Rangel or a third party company related to Mr. Rangel, a director of the Company, for the provision and construction of production and support facilities, and mineral properties. The Company believes these costs were at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company.

17

2008 Third Quarter Report

Non-GAAP Measures

Total Cash Cost per Ounce Calculation

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold. The following provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Production costs per financial statements	$41,220	$33,957	$104,220	$111,111
Refining costs per financial statements	361	338	1,154	1,184
Total cash costs	$41,581	$34,295	$105,374	$112,295
Divided by gold equivalent ounces sold(1)	56,573	44,863	184,366	168,231
Total cash cost per gold equivalent ounce	$735	$764	$572	$668
Total cash costs (per above)	$41,582	$34,295	$105,374	$112,295
Less: Silver revenue (see below)	(19,353)	(13,401)	(66,703)	(50,513)
	$22,229	$20,894	$38,671	$61,782
Divided by gold ounces sold	33,914	25,104	109,642	92,442
Total cash cost per gold ounce(2)	$655	$832	$353	$668
Average realized silver price	$14.46	$12.54	$16.38	$13.14
Multiplied by silver ounces sold	1,338,864	1,068,809	4,072,221	3,844,254
Silver revenue	$19,353	$13,401	$66,703	$50,513

(1) Gold equivalent ounces are calculated based on actual sales.

(2) The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.

Net Free Cash Flow

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for Management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Cash flows from operating activities	$7,080	$(10,475)	$45,976	$(36,902)
Less: Capital expenditures	17,433	26,173	50,438	55,671
Net free cash flow	$(10,353)	$(36,648)	$(4,462)	$(92,573)

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2008 Third Quarter Report

Adjusted Net Earnings

The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to the financial statements:

(in thousands)

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Net (loss) / earnings	$(6,529)	$(44,835)	$8,482	$(80,585)
Interest on long-term debt , net of tax	241	121	1,158	3,339
Foreign exchange loss / (gain), net of tax	(931)	3,519	(3,086)	6,226
Interest and other income, net of tax	(64)	(415)	(237)	(733)
Adjusted net (loss) / earnings	$(7,283)	$(41,610)	$6,317	$(71,753)
Weighted average shares outstanding	119,815,324	117,417,846	118,809,550	111,742,429
Adjusted net (loss) / earnings per share	$(0.06)	$(0.35)	$0.05	$(0.64)

Risks and Uncertainties

The operations of Gammon are high-risk due to the nature of mining, exploration, and development activities, all of which are conducted in Mexico. For a more detailed discussion of the risk factors and other information, please refer to the Company’s 2007 MD&A, and 2007 Annual Information Form, which are available at www.sedar.com or www.gammongold.com.

Changes in Accounting Policies

(i) Section 3031, Inventories

Effective January 1, 2008, the Company prospectively implemented Section 3031, Inventories, which replaces Section 3030 of the same title. This new standard provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value, with more specific guidance on the costs to include in the cost of inventory. Costs such as storage costs and administrative overhead that do not contribute to bringing inventories to their present location and condition are specifically excluded from the cost of inventories and expensed in the period incurred. In addition, the new Section requires that previous write-downs of inventories be reversed when there is a subsequent increase in the net realizable value of the inventories. The recommendations also clarified that major spare parts are to be included in property, plant and equipment. As a result of adopting these recommendations, the Company reclassified $2.7 million of supplies inventories to property, plant, and equipment related to major spare parts on January 1, 2008. Otherwise, this new standard did not have a significant impact on the Company’s financial results.

(ii) Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Effective January 1, 2008, the Company adopted Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These sections replace existing Section 3861, Financial Instruments – Disclosure and Presentation. The presentation standards are carried forward unchanged. The disclosure standards introduce new disclosures to improve the information about financial instruments. This standard requires the disclosure of qualitative and quantitative information about the exposure to risks arising from financial instruments including a sensitivity analysis to market risk. The adoption of these standards did not have any effect on the financial position or performance of the Company.

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2008 Third Quarter Report

(iii) Section 1535, Capital Disclosures

Effective January 1, 2008, the Company adopted Section 1535, Capital Disclosures. This section establishes standards for disclosing information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The adoption of this standard did not have any effect on the financial position or performance of the Company.

Recent Canadian Accounting Pronouncements

The following is an overview of a recent accounting pronouncement that the Company will be required to adopt in future years:

(i) Section 3064, Goodwill and Intangible Assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This section is applicable to the Company commencing January 1, 2009. The Company does not expect that this Section will have a significant effect on the Company’s financial statements.

(ii) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is in the process of establishing a changeover plan to adopt IFRS by 2011. An IFRS implementation team has been created, and third party advisors have been engaged to assist in this project. The implementation team has recently begun performing a Scoping Study to determine the areas of greatest impact to the Company. As part of the IFRS implementation project, the Company will also be assessing the impact of the conversion on business activities, including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

(i) Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its inventories, which would reduce the Company’s earnings and working capital. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down.

(ii) Mineral reserves and resources used to measure depletion and amortization

The Company records amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserve and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimate that most significantly affects the measurement of amortization is quantities of reserves and resources, because mining interests and property, plant and equipment are amortized using the units-of-production method. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve and resources estimates to substantially change from period to period. Actual production could differ from expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold prices.

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2008 Third Quarter Report

Effective April 1, 2008, the Company changed its estimate of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Previously, the Company estimated the useful life based on proven and probable reserves to be mined. During the second quarter, the Company reviewed the appropriateness of its current estimate, and determined that based on the characteristics of the current reserves and resources at Ocampo and El Cubo, the estimated useful life is more accurately reflected by proven and probable reserves and the portion of mineralization expected to be classified as reserves. Consistent with Section 1506, Accounting Changes, the change in estimate was applied prospectively. The impact of this change on the Company’s financial results for the three months ended September 30, 2008 was to reduce amortization and depletion by approximately $3.0 million, and to reduce inventories by approximately $0.1 million.

(iii) Goodwill and long-lived assets

Goodwill is not amortized and is assessed for impairment at the reporting unit level on at least an annual basis. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit’s goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic factors. A substantial change in estimated undiscounted future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment.

(iv) Post-employment and post-retirement benefits

Certain estimates and assumptions are used in actuarially determining the Company’s defined pension and employee future benefit obligations. Significant assumptions used to calculate the pension and employee future benefit obligations are the discount rate and long-term compensation rate. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense.

(v) Future income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in the financial statements. Changes in future tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each future tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to future tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If it is determined that it is more likely than not (a likelihood of more than  50%) that all or some portion of a future tax asset will not be realized, a valuation allowance is recorded. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period.

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2008 Third Quarter Report

(vi) Asset retirement obligations

Asset retirement obligations ("AROs") arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of an ARO in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in suffering significant costs.

The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 20 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

Financial Instruments

The Company can manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. Gammon’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties in the Company’s 2007 MD&A. As at September 30, 2008, Gammon had not entered into any derivative contracts for the purpose of hedging exposure to commodity prices, interest rates and foreign exchange rates.

Controls and Procedures

At the end of the third quarter of 2008, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of disclosure controls and procedures and internal control over financial reporting were effective as of September 30, 2008, the end of the period covered by this report, to ensure that material information relating to the Company would be made known to them.

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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2008 Third Quarter Report

Summary of Quarterly Financial and Operating Results

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Gold ounces sold	33,914	44,273	31,455	28,665	25,104	31,006	36,332	33,866
Silver ounces sold	1,338,864	1,484,763	1,248,594	1,183,729	1,068,809	1,306,267	1,469,178	1,138,986
Gold equivalent ounces sold(1)	56,573	72,694	55,099	49,969	44,863	57,063	66,305	57,111
Gold equivalency rate(2)	59	52	53	56	54	51	49	49
Gold ounces produced	34,096	43,465	33,099	27,571	26,444	32,246	35,126	36,585
Silver ounces produced	1,372,123	1,445,887	1,310,971	1,140,797	1,115,233	1,357,708	1,421,966	1,313,630
Gold equivalent ounces
produced(1)	57,521	71,154	57,946	48,184	47,091	59,313	64,147	63,394
Revenue from mining operations	$48,342	$64,550	$51,368	$39,700	$30,444	$38,415	$43,500	$34,381
Production costs, excluding
amortization and depletion	$41,220	$36,303	$26,697	$33,511	$33,957	$39,714	$37,440	$18,129
Net (loss) / earnings	($6,529)	$6,522	$8,489	($20,729)	($44,835)	($25,488)	($10,262)	($3,292)
Net (loss) /earnings per share,
basic	($0.05)	$0.06	$0.07	($0.19)	($0.38)	($0.23)	($0.10)	($0.03)
Net (loss) / earnings per share,
diluted(3)	($0.05)	$0.05	$0.07	($0.19)	($0.38)	($0.23)	($0.10)	($0.03)
Adjusted net (loss) / earnings(4)	($7,283)	$7,005	$6,595	($20,004)	($41,610)	($23,489)	($6,654)	($1,490)
Adjusted net (loss) / earnings per
share(4)	($0.06)	$0.06	$0.06	($0.17)	($0.35)	($0.21)	($0.06)	($0.01)
Cash from / (used in) operations	$7,080	$25,341	$14,553	$2,704	($10,475)	($17,064)	($9,260)	$5,953
Net free cash flow(4)	($10,353)	$5,297	$1,592	($10,767)	($36,648)	($35,494)	($20,425)	($41,507)
Total cash costs, per gold
equivalent ounce(4)	$735	$505	$491	$676	$764	$702	$575	$323
Average realized gold price(5)	$855	$897	$928	$795	$679	$677	$656	$609
Average realized silver price(5)	$14.46	$17.44	$17.69	$14.32	$12.54	$13.34	$13.40	$12.54
Cash dividends declared	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

(1) Gold equivalent ounces are calculated based on actual sales.
(2) Silver ounce equal to one gold ounce.
(3) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q3 2006 through Q4 2007, as all factors were anti-dilutive.
(4) See the Non-GAAP Measures section on page 18.
(5) Average realized prices are on a per ounce basis.

Cautionary Note to U.S. Investors

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term "resources" does not equate to the term "reserves", and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") (see Note 2: Summary of Significant Accounting Policies to the 2007 annual financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company’s 40-F form filed with the U.S. Securities and Exchange Commission, which is available at www.edgar.com. The Company’s reporting currency is in United States dollars unless otherwise noted.

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2008 Third Quarter Report

Cautionary Note regarding Forward-Looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; estimates regarding the future costs related to exploration at the Company’s projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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